BlackRock Collateral Trust

BlackRock Fund Advisors

400 Howard Street

San Francisco, CA 94105

December 18, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Collateral Trust (the “Fund”)

(Securities Act File No. 333-210648

Investment Company Act File No. 811-23154)

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s Registration Statement on Form N-1A, including all exhibits and amendments thereto (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed on April 7, 2016, under BlackRock Collateral Trust, and has never been declared effective. The Board of Directors of the Fund has determined not to commence operations of the Fund and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and it has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call Tricia Meyer of BlackRock at (202) 414-2186.

Sincerely,

BlackRock Collateral Trust

By:	/s/ Janey Ahn
Secretary

cc:	Tricia Meyer

Benjamin J. Haskin

Hannah Fiest